UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

01 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 01 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/04/2025	866,374	£ 28.4000	£ 27.9000	£ 28.0405	LSE	GBP
01/04/2025	147,938	£ 28.3550	£ 27.9100	£ 28.0276	Chi-X (CXE)	GBP
01/04/2025	224,040	£ 28.3500	£ 27.8950	£ 28.0150	BATS (BXE)	GBP
01/04/2025	676,169	€ 34.1250	€ 33.5150	€ 33.7133	XAMS	EUR
01/04/2025	113,370	€ 33.7500	€ 33.5250	€ 33.6437	CBOE DXE	EUR
01/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.01.2025 (https://ml-eu.globenewswire.com/Resource/Download/dc2ea343-bde4-4563-a1b0-e8223402d33f)

Transaction in Own Shares

02 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 02 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/04/2025	1,038,496	£ 28.1100	£ 27.6150	£ 27.7880	LSE	GBP
02/04/2025	175,000	£ 28.1100	£ 27.6450	£ 27.8237	Chi-X (CXE)	GBP
02/04/2025	175,000	£ 28.0900	£ 27.6200	£ 27.8250	BATS (BXE)	GBP
02/04/2025	849,678	€ 33.8600	€ 33.2200	€ 33.4503	XAMS	EUR
02/04/2025	125,000	€ 33.8150	€ 33.3000	€ 33.5150	CBOE DXE	EUR
02/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.02.2025 (https://ml-eu.globenewswire.com/Resource/Download/276b0a8c-c50f-4609-8b8c-3957f208af65)

Transaction in Own Shares

03 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/04/2025	1,652,957	£ 27.3500	£ 26.5400	£ 26.8590	LSE	GBP
03/04/2025	275,000	£ 27.3350	£ 26.5400	£ 26.7937	Chi-X (CXE)	GBP
03/04/2025	393,332	£ 27.3450	£ 26.5600	£ 26.7624	BATS (BXE)	GBP
03/04/2025	1,155,135	€ 32.9550	€ 31.6900	€ 32.2364	XAMS	EUR
03/04/2025	311,392	€ 32.9600	€ 31.6950	€ 32.1917	CBOE DXE	EUR
03/04/2025	50,000	€ 32.0650	€ 31.6900	€ 31.8573	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.03.2025 (https://ml-eu.globenewswire.com/Resource/Download/4769adfb-0bad-40ff-afd7-0ef073dad0a5)

Transaction in Own Shares

04 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/04/2025	1,744,879	£ 26.3800	£ 24.8150	£ 25.3735	LSE	GBP
04/04/2025	325,000	£ 26.3800	£ 24.8100	£ 25.2989	Chi-X (CXE)	GBP
04/04/2025	585,575	£ 26.3800	£ 24.8100	£ 25.2335	BATS (BXE)	GBP
04/04/2025	1,325,000	€ 31.3550	€ 29.5050	€ 30.0465	XAMS	EUR
04/04/2025	325,000	€ 31.3750	€ 29.5100	€ 30.1505	CBOE DXE	EUR
04/04/2025	50,000	€ 31.3350	€ 29.5800	€ 30.2772	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.04.2025 (https://ml-eu.globenewswire.com/Resource/Download/cfbf7a90-0328-4c90-ae3b-3422e1e8e4b0)

Transaction in Own Shares

07 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 07 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/04/2025	1,653,832	£ 24.6900	£ 22.7150	£ 23.4957	LSE	GBP
07/04/2025	300,000	£ 24.5700	£ 22.7150	£ 23.5027	Chi-X (CXE)	GBP
07/04/2025	453,106	£ 24.5950	£ 22.7450	£ 23.5050	BATS (BXE)	GBP
07/04/2025	1,202,400	€ 28.9100	€ 26.8400	€ 27.6794	XAMS	EUR
07/04/2025	274,979	€ 29.1300	€ 26.8850	€ 27.5816	CBOE DXE	EUR
07/04/2025	31,664	€ 27.7500	€ 26.8750	€ 27.3990	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.07.2025 (https://ml-eu.globenewswire.com/Resource/Download/63fc99ac-aded-410b-84d6-49dc1aaa1252)

Transaction in Own Shares

08 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 08 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/04/2025	700,000	£ 24.5650	£ 23.8850	£ 24.1725	LSE	GBP
08/04/2025	150,000	£ 24.5550	£ 23.8950	£ 24.2140	Chi-X (CXE)	GBP
08/04/2025	150,000	£ 24.5500	£ 23.9100	£ 24.2165	BATS (BXE)	GBP
08/04/2025	550,000	€ 29.0000	€ 28.2300	€ 28.5272	XAMS	EUR
08/04/2025	150,000	€ 29.0000	€ 28.2350	€ 28.5571	CBOE DXE	EUR
08/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.08.2025 (https://ml-eu.globenewswire.com/Resource/Download/a6a88d84-dc84-48c1-923b-23528a7ddeff)

Transaction in Own Shares

09 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 09 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/04/2025	900,000	£ 23.4300	£ 22.7000	£ 23.0183	LSE	GBP
09/04/2025	150,000	£ 23.3850	£ 22.7650	£ 23.0438	Chi-X (CXE)	GBP
09/04/2025	150,000	£ 23.4000	£ 22.7550	£ 23.0464	BATS (BXE)	GBP
09/04/2025	750,000	€ 27.4400	€ 26.5400	€ 26.9201	XAMS	EUR
09/04/2025	150,000	€ 27.4350	€ 26.5600	€ 26.9790	CBOE DXE	EUR
09/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.09.2025 (https://ml-eu.globenewswire.com/Resource/Download/847a696b-9b54-47f7-8dda-88c627c4b829)

Transaction in Own Shares

10 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/04/2025	450,000	£ 24.9050	£ 23.3150	£ 23.7615	LSE	GBP
10/04/2025	100,000	£ 24.8500	£ 23.3350	£ 23.8165	Chi-X (CXE)	GBP
10/04/2025	100,000	£ 24.8750	£ 23.3150	£ 23.8135	BATS (BXE)	GBP
10/04/2025	350,000	€ 29.4750	€ 27.2900	€ 27.9129	XAMS	EUR
10/04/2025	100,000	€ 29.4400	€ 27.3000	€ 28.0403	CBOE DXE	EUR
10/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.10.2025 (https://ml-eu.globenewswire.com/Resource/Download/41d92ec3-3c20-4392-a0b2-6b513e03080b)

Transaction in Own Shares

11 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/04/2025	600,000	£ 23.3350	£ 22.9100	£ 23.1350	LSE	GBP
11/04/2025	150,000	£ 23.3100	£ 22.9200	£ 23.1362	Chi-X (CXE)	GBP
11/04/2025	150,000	£ 23.2950	£ 22.9350	£ 23.1387	BATS (BXE)	GBP
11/04/2025	450,000	€ 27.1500	€ 26.5700	€ 26.8940	XAMS	EUR
11/04/2025	150,000	€ 27.1450	€ 26.6100	€ 26.8928	CBOE DXE	EUR
11/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.11.2025 (https://ml-eu.globenewswire.com/Resource/Download/f2867da6-e3be-4c4b-ad7c-2058c2935bea)

Transaction in Own Shares

14 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/04/2025	900,000	£ 23.8400	£ 23.4900	£ 23.6546	LSE	GBP
14/04/2025	0	-	-	-	Chi-X (CXE)	GBP
14/04/2025	0	-	-	-	BATS (BXE)	GBP
14/04/2025	600,000	€ 27.7950	€ 27.3350	€ 27.6281	XAMS	EUR
14/04/2025	0	-	-	-	CBOE DXE	EUR
14/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.14.2025 (https://ml-eu.globenewswire.com/Resource/Download/1a839356-1804-4dc9-897c-84659999ef89)

Transaction in Own Shares

15 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/04/2025	600,000	£ 23.8400	£ 23.5250	£ 23.6864	LSE	GBP
15/04/2025	150,000	£ 23.8400	£ 23.5550	£ 23.6790	Chi-X (CXE)	GBP
15/04/2025	150,000	£ 23.8350	£ 23.5550	£ 23.6785	BATS (BXE)	GBP
15/04/2025	500,000	€ 28.1100	€ 27.6500	€ 27.8763	XAMS	EUR
15/04/2025	100,000	€ 28.0850	€ 27.6950	€ 27.8530	CBOE DXE	EUR
15/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.15.2025 (https://ml-eu.globenewswire.com/Resource/Download/e85e1d84-fe78-4180-92c5-72a283c23184)

Transaction in Own Shares

16 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/04/2025	600,000	£ 24.4000	£ 23.5500	£ 24.0188	LSE	GBP
16/04/2025	100,000	£ 24.3950	£ 23.5650	£ 24.0197	Chi-X (CXE)	GBP
16/04/2025	100,000	£ 24.3950	£ 23.5650	£ 23.9563	BATS (BXE)	GBP
16/04/2025	350,000	€ 28.5850	€ 27.7000	€ 28.2658	XAMS	EUR
16/04/2025	100,000	€ 28.5850	€ 27.6950	€ 28.1981	CBOE DXE	EUR
16/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.16.2025 (https://ml-eu.globenewswire.com/Resource/Download/20986349-1062-4836-9512-eae9202d7906)

Transaction in Own Shares

17 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/04/2025	900,000	£ 24.5050	£ 24.0700	£ 24.2784	LSE	GBP
17/04/2025	0	-	-	-	Chi-X (CXE)	GBP
17/04/2025	0	-	-	-	BATS (BXE)	GBP
17/04/2025	550,000	€ 28.7000	€ 28.2150	€ 28.4823	XAMS	EUR
17/04/2025	0	-	-	-	CBOE DXE	EUR
17/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.17.2025 (https://ml-eu.globenewswire.com/Resource/Download/5a7c8a8a-863f-4333-a4c3-d9b89eb671cc)

Transaction in Own Shares

22 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/04/2025	600,000	£ 24.4250	£ 24.2100	£ 24.3049	LSE	GBP
22/04/2025	150,000	£ 24.4100	£ 24.2350	£ 24.3080	Chi-X (CXE)	GBP
22/04/2025	150,000	£ 24.4250	£ 24.2150	£ 24.3068	BATS (BXE)	GBP
22/04/2025	400,000	€ 28.6200	€ 28.4000	€ 28.4912	XAMS	EUR
22/04/2025	150,000	€ 28.6000	€ 28.3950	€ 28.4824	CBOE DXE	EUR
22/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.22.2025 (https://ml-eu.globenewswire.com/Resource/Download/b6b8dde0-dee3-42ae-9b84-a7ce45646aad)

Transaction in Own Shares

23 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/04/2025	600,000	£ 25.0850	£ 24.2650	£ 24.6127	LSE	GBP
23/04/2025	150,000	£ 25.0900	£ 24.2600	£ 24.6954	Chi-X (CXE)	GBP
23/04/2025	150,000	£ 25.0900	£ 24.2800	£ 24.7021	BATS (BXE)	GBP
23/04/2025	400,000	€ 29.4250	€ 28.5100	€ 28.9666	XAMS	EUR
23/04/2025	150,000	€ 29.4150	€ 28.5250	€ 29.0348	CBOE DXE	EUR
23/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.23.2025 (https://ml-eu.globenewswire.com/Resource/Download/505f7be1-44fe-4ea6-8523-6a52cba4f843)

Transaction in Own Shares

24 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/04/2025	607,866	£ 24.5350	£ 24.1650	£ 24.3431	LSE	GBP
24/04/2025	150,000	£ 24.5300	£ 24.1600	£ 24.3558	Chi-X (CXE)	GBP
24/04/2025	150,000	£ 24.5300	£ 24.1550	£ 24.3558	BATS (BXE)	GBP
24/04/2025	401,379	€ 28.8600	€ 28.4200	€ 28.6382	XAMS	EUR
24/04/2025	150,000	€ 28.8500	€ 28.4500	€ 28.6621	CBOE DXE	EUR
24/04/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.24.2025 (https://ml-eu.globenewswire.com/Resource/Download/ede815c9-568d-410e-90f8-a3ca50cc7bfb)

Transaction in Own Shares

25 April, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 April 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/04/2025	633,346	£ 24.6750	£ 24.2950	£ 24.5138	LSE	GBP
25/04/2025	150,000	£ 24.6750	£ 24.3050	£ 24.4835	Chi-X (CXE)	GBP
25/04/2025	150,000	£ 24.6650	£ 24.3000	£ 24.4840	BATS (BXE)	GBP
25/04/2025	524,080	€ 29.0450	€ 28.6200	€ 28.8547	XAMS	EUR
25/04/2025	150,000	€ 29.0200	€ 28.6250	€ 28.8282	CBOE DXE	EUR
25/04/2025	50,000	€ 29.0200	€ 28.6650	€ 28.8347	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_04.25.2025 (https://ml-eu.globenewswire.com/Resource/Download/59119a1c-0199-4c58-a25c-338dd8a76892)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 1, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary